UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

HONGLI GROUP INC.

(Exact name of registrant as specified in its charter)

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

Tel: +86 0536-2185222

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On March 31, 2023, Hongli Group Inc. (the “Company”) consummated its initial public offering (the “IPO”) of 2,062,500 ordinary shares, par value $0.0001 per share (each, a “Ordinary Share” and the Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The Company completed the IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-261945), originally filed with the Securities and Exchange Commission on December 30, 2021 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on March 28, 2023 (the “Effective Date”). The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “HLP” on March 29, 2023.

In connection with the IPO, the Company issued a press release on March 29, 2023 announcing the pricing of the IPO and a press release on March 31, 2023 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Press Release dated March 29, 2023, announcing the pricing of the Company’s IPO.
99.2	Press Release dated March 31, 2023, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hongli Group Inc.

Date: March 31, 2023	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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